STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Intermediate Term Fund
September 30, 2007 (Unaudited)

Bonds and Notes--65.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Home Equity Loans--2.7%				
Small Business Administration,				
Ser. 2005-P10A, Cl. 1	4.64	2/10/15	5,456,348	**5,338,934**
U.S. Government Agencies--13.4%				
Federal Agricultural Mortgage				
Corp., Notes	6.87	8/10/09	225,000	234,855
Federal Farm Credit Bank,				
Bonds	4.70	12/10/14	300,000	297,939
Federal Farm Credit Bank,				
Bonds	4.85	10/25/12	300,000	303,405
Federal Farm Credit Bank,				
Bonds	5.35	6/16/14	285,000	294,289
Federal Home Loan Banks,				
Bonds, Ser. 1	5.13	5/15/09	6,750,000	6,774,665
Federal Home Loan Banks,				
Bonds, Ser. SY08	5.63	2/15/08	495,000	496,257
Federal Home Loan Banks,				
Bonds, Ser. DX09	5.95	3/16/09	240,000	245,077
Federal Home Loan Mortgage Corp.,				
Notes, Ser. 1	5.00	10/18/10	5,990,000	5,991,306
Federal Home Loan Mortgage Corp.,				
Notes	5.40	3/2/12	200,000	201,522
Federal Home Loan Mortgage Corp.,				
Notes	5.63	3/15/11	400,000	415,116
Federal Home Loan Mortgage Corp.,				
Notes	5.75	3/15/09	250,000	254,578
Federal National Mortgage				
Association, Notes	5.80	2/9/26	3,400,000	3,403,274
Federal National Mortgage				
Association, Notes	6.00	5/15/11	5,000,000	5,254,100
Federal National Mortgage				
Association, Notes	6.63	10/15/07	300,000	300,182
Federal National Mortgage				
Association, Notes	7.13	6/15/10	250,000	267,115
Small Business Administration,				
Gov't Gtd. Notes, Ser. 10-A	6.64	2/1/2011	71,578	73,485
Student Loan Marketing				
Association, Notes	7.35	8/1/10	100,000	107,718
Tennessee Valley Authority,				
Notes, Ser. C	4.75	8/1/13	500,000	500,675
Tennessee Valley Authority,				
Bonds, Ser. G	5.38	11/13/08	200,000	201,812
Tennessee Valley Authority,				
Bonds	7.13	5/1/30	350,000	434,409
				26,051,779
U.S. Government Agencies/Mortgage-Backed--1.2%				
Federal Home Loan Mortgage Corp.				
7.50%, 11/1/29			10,317	10,814
Federal National Mortgage Association:				
6.50%, 10/1/31			17,012	17,441
7.00%, 3/1/12			38,733	40,096
Government National Mortgage Association I:				
6.00%, 1/15/33			97,469	98,289
6.50%, 5/15/26			55,010	56,429
Ser. 2005-9, Cl. A, 4.03%,				
5/16/22			604,932	595,203
Ser. 2006-6, Cl. A, 4.05%,				
10/16/23			517,098	509,199
Ser. 2006-9, Cl. A, 4.20%,				
8/16/26			1,110,316	1,091,368
				2,418,839

U.S. Treasury Bonds--.1%			
6.25%, 8/15/23	200,000	a	**229,828**
U.S. Treasury Inflation Protected Securities--.4%			
3.38%, 1/15/12	263,952	b	277,645
3.50%, 1/15/11	478,736	b	499,756
			777,401
U.S. Treasury Notes--47.7%			
3.88%, 5/15/09	20,135,000	a	20,114,563
4.25%, 8/15/15	300,000	a	295,734
4.50%, 5/15/10	22,220,000	a	22,506,438
4.50%, 2/28/11	17,800,000	a	18,054,486
4.50%, 2/15/16	10,245,000	a	10,249,805
4.50%, 5/15/17	12,175,000	a	12,110,326
4.88%, 6/30/12	8,950,000	a	9,203,124
			92,534,476
Total Bonds and Notes			
(cost $126,339,501)			**127,351,257**

Options--.1%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009 @ 4	19,100,000	25,852
6 Month Rec 2 Year Swap		
November 2007 @ 5.37	9,500,000	1,819
U.S. Treasury 5-Year Future Notes		
December 2007@ 107	18,000,000	98,438
Total Options		
(cost $166,801)		**126,109**

Short-Term Investments--33.4%	Principal Amount ($)		Value ($)
U.S. Treasury Bills:			
4.11%, 2/14/08	59,900,000		59,026,059
4.12%, 12/6/07	556,000	c	552,258
4.74%, 12/20/07	5,400,000		5,355,936
Total Short-Term Investments			
(cost $64,863,560)			**64,934,253**

Other Investment--.3%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred			
Plus Money Market Fund			
(cost $516,000)	516,000	d	**516,000**

Investment of Cash Collateral for Securities Loaned--44.5%			
Registered Investment Company;			
Dreyfus Institutional Cash			
Advantage Fund			
(cost $86,425,110)	86,425,110	d	**86,425,110**

Total Investments (cost $278,310,972)	**143.8%**	**279,352,729**
Liabilities, Less Cash and Receivables	**(43.8%)**	**(85,100,352)**
Net Assets	**100.0%**	**194,252,377**

a All or a portion of these securities are on loan. At September 30, 2007, the total market value of the fund's securities on loan is $84,033,986 and the total market value of the collateral held by the fund is $86,425,110.

b Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

c All or partially held by a broker as collateral for open financial futures positions.

d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

September 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 9/30/2007 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	266	55,074,470	December 2007	131,220
U.S. Treasury 5 Year Notes	609	65,182,031	December 2007	536,640
U.S. Treasury 10 Year Notes	14	1,529,938	December 2007	10,938
Financial Futures Short				
U.S. Treasury 30 Year Bonds	171	(19,039,781)	December 2007	122,906
				801,704

STATEMENT OF OPTIONS WRITTEN
September 30, 2007 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 5 Year Note		
October 2007 @ 108	18,000,000	36,564
Put Options		
U.S. Treasury 5 Year Note		
October 2007 @ 106	18,000,000	30,938
(Premium received $111,359)		**67,502**